Exhibit 99.1

Goldcorp analyst tour to highlight continued strength at Red Lake

Toronto Stock Exchange: G
New York Stock Exchange: GG

VANCOUVER, Sept. 5, 2012 /CNW/ - GOLDCORP INC. (TSX: G), (NYSE: GG) is pleased to provide an update in advance of an upcoming analyst and investor tour at its Red Lake mine in Ontario.  Presentation slides to be used during the tour are available under the 'Investor Resources-Presentations' section at www.goldcorp.com.

During 2012, production at Red Lake has been affected by slower-than-expected de-stressing at the 41 and 45 levels in the High Grade Zone to address increased seismicity. High Grade Zone de-stress work was successfully completed on the 41 level late in the second quarter.  De-stress work at the 45 level has now been completed, allowing access to production stopes.

Over the remainder of 2012, the Company will continue to evaluate the impact on Red Lake's long-term production profile of timing issues in accessing High Grade Zone reserves as well as continued grade variability in the Footwall Zone.  Until further study of these issues has advanced, the range of production expectations for Red Lake beyond the current year should reflect production similar to the range provided for 2012 of between 460,000 and 510,000 ounces. During the first half of 2012 gold production was 218,200 ounces at cash costs of $568 per ounce and the mine remains on track to achieve 2012 production guidance.

Extending the High Grade Zone

During the second quarter of 2012, successful drilling results continued from Red Lake's 4199 exploration ramp.  Numerous intercepts have confirmed the extension of consistent high grade mineralization between levels 52 and 55. Drilling is also indicating the presence of high grade intercepts deeper at the 57 level.

Exploration of New Zone

New drill results in an unexplored area west of the High Grade Zone have outlined a new zone above the 52 level, which remains open vertically and to the west.   As a result of the success of this drilling an exploration drift is being developed near the 47 level to access to allow for better drilling of this new structure.  This area will be a focus of drilling over the remainder of the year as it has the potential to increase mining flexibility due to proximity to existing infrastructure.

Cochenour - Construction and Development Progressing

A key component of the Company's overall optimization plan to sustain the Red Lake operation is the development of the Cochenour project.  Located five kilometers from the Red Lake gold mine, the Cochenour project has continued to advance. Widening of the historical Cochenour shaft has reached 108 metres to a total depth of 342 metres.   The five kilometer haulage drift that will transport ore from the Bruce Channel to Red Lake's existing Campbell milling facilities has advanced to 57% completion.  Progress has advanced as expected and is on track to be 66% complete by year-end.

A study of the overall project, which will provide updated project costs and timing of first gold, is currently underway and expected to be complete in the third quarter.  The study incorporates changes in the mine design and development resulting from exploration results obtained over the past two years.

Red Lake

Red Lake Gold Mines (RLGM) is composed of two operating complexes: the Red Lake and the Campbell Complex. Situated in one of the world's most prolific gold producing regions, RLGM has produced 20 million ounces since 1949 and it continues to be one of the highest-grade gold mines and lowest cost producers in the world. RLGM is also the largest gold mine in Canada. The High Grade Zone alone has averaged more than two ounces of gold per ton.

Cochenour

The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery.  The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine and is a key component of Goldcorp's consolidation plans in the Red Lake district.

Goldcorp is one of the world's fastest growing senior gold producers.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

The scientific and technical information concerning Goldcorp's mineral properties contained herein is based upon information prepared by or under the supervision of Maryse Belanger, Vice President, Technical Services of Goldcorp who is a "qualified person" within the meaning of National Instrument 43-101.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2011 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SOURCE: Goldcorp Inc.

%CIK: 0000919239

For further information:

please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
website:  www.goldcorp.com

CO: Goldcorp Inc.

CNW 05:30e 05-SEP-12